02 SEP 10 AM 10:29

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

INTER-OFFICE MEMORANDUM

02049939

SUPPL

To : Directors
Allgreen Prop

From : Company Secretary

Date : 16 August 2002

Re : Allgreen Properties Limited ("APL") – Half Year Financial Statement and Announcement

---

We forward herewith a copy of APL's Half Year Financial Statement and Announcement released this evening for your information.

Regards,

Isoo Tan

enc

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 733 2822 Fax: 738 3800 Telex: RS 22822 KUOKS
Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
Ms Rani Doyle

MASNET No. 56 OF 16.08.2002
Announcement No. 62

ALLGREEN PROPERTIES LIMITED

Unaudited Half Year Financial Statement And Dividend Announcement

Financial statements for the six months ended 30 June 2002.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)	Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)
1.(a)	Turnover	329,088	167,350	96.65	16,480	25,401	(35.12)
1.(b)	Cost of sales	(209,908)	(85,508)	145.48	(160)	(3,278)	(95.12)
1.(c)	Gross profit	119,180	81,842	45.62	16,320	22,123	(26.23)
1.(d)	Investment income	0	0	nm	0	0	nm
1.(e)	Other income including interest income	1,860	1,239	50.12	6,576	7,509	(12.43)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	110,479	69,682	58.55	20,706	26,339	(21.39)
2.(b)(i)	Interest on borrowings	(9,528)	(9,919)	(3.94)	(3,446)	(2,764)	24.67
2.(b)(ii)	Depreciation and amortisation	(4,242)	(3,954)	7.28	(86)	(84)	2.38
2.(b)(iii)	Foreign exchange gain/(loss)	51	100	(49.00)	0	0	nm
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	nm	0	0	nm

		Group			Company		
		S$'000		%	S$'000		%
		Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)	Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	96,760	55,909	73.07	17,174	23,491	(26.89)
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	(59)	(144)	(59.03)	0	0	nm
2.(f)	Operating profit before income tax	96,701	55,765	73.41	17,174	23,491	(26.89)
2.(g)	Less income tax (Indicate basis of computation)	(14,892)	(13,455)	10.68	(3,778)	(4,675)	(19.19)
2.(g)(i)	Operating profit after tax before deducting minority interests	81,809	42,310	93.36	13,396	18,816	(28.81)
2.(g)(ii)	Less minority interests	(10,780)	(4,943)	118.09	0	0	nm
2.(h)	Operating profit after tax attributable to members of the company	71,029	37,367	90.08	13,396	18,816	(28.81)
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	nm	0	0	nm
2.(i)(ii)	Less minority interests	0	0	nm	0	0	nm
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	nm	0	0	nm

		Group			Company		
		S$'000		%	S$'000		%
		Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)	Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer (to)/from Exchange Reserve	0	0	nm	0	0	nm
2.(i)(v)	Transfer (to)/from Capital	0	0	nm	0	0	nm
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	71,029	37,367	90.08	13,396	18,816	(28.81)

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	24.86%	25.28%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	4.49%	2.43%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference:-		
	(i) Based on weighted average number of ordinary shares in issue cts	6.76	3.56
	(ii) On a fully diluted basis	6.76	3.56
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on ($)	1.51	1.46

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	Group Figures ($'000)	
	Latest Period 30 June 2002	Previous Period 30 June 2001
Distribution costs	2,426	2,834
Administrative expenses	7,249	8,622
Other operating expenses	679	1,283
Finance costs	9,684	10,479

Item 4 is not applicable to interim results

	Group			Company		
	S$'000		%	S$'000		%
	Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)	Latest period 30 June 2002	Previous period 30 June 2001	Increase/ (Decrease)
4.(a) Sales reported for first half year						
4.(b) Operating profit [2(g)(i) above] reported for first half year						
4.(c) Sales reported for second half year						
4.(d) Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was an adjustment for net over provision of tax in respect of prior years amounting to S$4.3 million mainly due to the reduction in tax rate from 24.5% to 22%.

5.(b) Amount of any pre-acquisition profits

Nil.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
0	$0.00

5.(d) Any other comments relating to Paragraph 5

Not applicable.

6. Segmental Results

Group Figures by Activities				
	Turnover		Profit before interest and tax	
	S$'000	%	S$'000	%

	Latest Period 30 June 2002	Previous Period 30 June 2001	Change	Latest Period 30 June 2002	Previous Period 30 June 2001	Change
Development properties	267,602	105,699	153.17	73,942	36,466	102.77
Investment properties & hotel	55,271	58,706	(5.85)	33,282	32,557	2.23
Others	6,215	2,945	111.04	1,281	(133)	nm
Head office expenses	0	0	nm	(2,276)	(3,206)	(29.01)
Total	329,088	167,350	96.65	106,229	65,684	61.73

Group Figures by Geographical Location						
	Turnover			Profit before interest and tax		
	S$'000		%	S$'000		%
	Latest Period 30 June 2002	Previous Period 30 June 2001	Change	Latest Period 30 June 2002	Previous Period 30 June 2001	Change
Singapore	329,088	167,350	96.65	106,263	65,792	61.51
Others	0	0	nm	(34)	(108)	(68.52)
Total	329,088	167,350	96.65	106,229	65,684	61.73

7.(a) Review of the performance of the company and its principal subsidiaries

The Group's turnover increased significantly to S$329.1 million in first half 2002 from S$167.4 million in first half 2001 mainly due to higher gross receipts from development properties. Contributions from development properties in first half year 2002 came mainly from Queens at Stirling Road, Pavilion Park at Bukit Batok, Horizon Gardens and Horizon Green at Ang Mo Kio and Binjai Crest at Jalan Kampong Chantek.

The Group's gross profit increased by 45.6% to S$119.2 million from S$81.8 million due to higher turnover from development properties, albeit at lower margins.

The Group's net attributable profit increased significantly by 90.1% to S$71.0 million in first half 2002 from S$37.4 million in first half 2001 mainly due to the higher turnover from development properties and to a lesser extent, lower effective income tax rate.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

We had stated in the announcement of results for the year ended 31 December 2001 that we expect year 2002 results to be better than that achieved in year 2001. Barring any unforeseen circumstances, this statement still holds.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

No events have arisen between the end of the period and the date of this report which would materially affect the results of operations of the Group and Company for the period ended 30 June 2002.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

The changes in the rules for financing the purchase of private properties announced in July 2002 would, on balance, appear to be positive for the industry. This could translate into increased demand when the economy becomes more favourable.

With a stable income from investment properties and hotel operations and further contributions from development properties that contributed in the first half of the year, barring unforeseen circumstances, year 2002 will see an improvement in profit over year 2001.

9. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

	Latest Year (30 June 2002)	Previous Year (30 June 2001)
Ordinary	0	0
Preference	0	0
Total:	0	0

(d) Date payable

Nil

(e) Books closure date

Nil

(f) Any other comments relating to Paragraph 9

Nil

10.(a) Balance sheet

	Group			Company		
	S$'000		%	S$'000		%
	30-06-02	31-12-01	Change	30-06-02	31-12-01	Change
Fixed Assets	188,011	191,512	(1.83)	563	636	(11.48)
Investment Properties	1,250,300	1,250,300	0	0	0	nm
Subsidiary companies	0	0	nm	1,658,944	1,640,233	1.14
Associated companies	6,250	6,459	(3.24)	3,510	3,510	0
Current assets	1,739,817	1,675,547	3.84	459	1,847	(75.15)
Total assets	3,184,378	3,123,818	1.94	1,663,476	1,646,226	1.05
Share capital	525,000	525,000	0	525,000	525,000	0
Reserves	662,752	686,534	(3.46)	324,768	348,551	(6.82)
Retained Profits	394,931	324,690	21.63	529,232	516,623	2.44
Minority Interests	298,681	283,102	5.50	0	0	nm
Deferred Taxation	55,102	48,143	14.45	0	0	nm
Current liabilities	358,532	244,457	46.66	284,476	156,052	82.30
Non-current liabilities	889,380	1,011,892	(12.11)	0	100,000	(100.00)
Total equity and liabilities	3,184,378	3,123,818	1.94	1,663,476	1,646,226	1.05

10.(b) Cash flow statement

Group	Latest Period 30 June 2002	Previous Period 30 June 2001
	S$'000	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before tax and interest	105,970	65,173
Non-cash items	(10,382)	(154)
Working capital changes	(37,409)	(164,634)
Interest paid	(18,344)	(20,441)
Income tax paid	(7,923)	(4,185)
Net Cash generated from/(used in) operating activities	**31,912**	**(124,241)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of capital items	34	144
Capital expenditure	(761)	(2,503)
Interest received	259	511
Dividends paid	(24,570)	(23,783)
Net Cash used in investing activities	**(25,038)**	**(25,631)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Funds from minority shareholders and associated companies	4,998	31,026
Borrowings	(2,060)	90,844
Net Cash generated from financing activities	**2,938**	**121,870**
Net increase/(decrease) in cash and cash equivalents	9,812	(28,002)

Cash and cash equivalents as at the beginning of the period	71,152	65,777
Cash and cash equivalents as at the end of the period	**80,964**	**37,775**

10.(c) Statement of changes in equity

	Share capital S$'000	Investment properties revaluation reserve S$'000	Share premium S$'000	Dividend reserve S$'000	Unappropriated profit S$'000	Total S$'000
Group						
Balance as at 1/1/2001						
- As previously reported	525,000	347,286	324,768	23,783	303,430	1,524,267
- Effect due to revised SAS 25		22,769			(22,769)	-
- Restated	525,000	370,055	324,768	23,783	280,661	1,524,267
Net profit for the period					67,811	67,811
Deficit on revaluation of investment properties		(32,071)				(32,071)
Dividend proposed for the year				23,783	(23,783)	-
Dividend paid for the previous year				(23,783)		(23,783)
Balance as at 31/12/2001	525,000	337,984	324,768	23,783	324,689	1,536,224
Balance as at 1/1/2002						
- As previously reported	525,000	310,034	324,768	23,783	352,639	1,536,224
- Effect due to revised SAS 25		27,950			(27,950)	-
- Restated	525,000	337,984	324,768	23,783	324,689	1,536,224
Net profit for the period					71,029	71,029
Dividend paid for the previous year				(23,783)	(787)	(24,570)
Balance as at 30/6/2002	525,000	337,984	324,768	-	394,931	1,582,683
Company						
Balance as at 1/1/2001	525,000		324,768	23,783	514,155	1,387,706
Net profit for the period					26,251	26,251
Dividend paid for the previous year				(23,783)		(23,783)
Dividend proposed for the year				23,783	(23,783)	-
Balance as at 31/12/2001	525,000	-	324,768	23,783	516,623	1,390,174
Balance as at 1/1/2002	525,000	-	324,768	23,783	516,623	1,390,174
Net profit for the period					13,396	13,396
Dividend paid for the previous year				(23,783)	(787)	(24,570)
Balance as at 30/6/2002	525,000	-	324,768	-	529,232	1,379,000

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

Some figures in the comparatives have been restated. Please refer to paragraph 13 for details.

11. Details of any changes in the company's issued share capital

Subsequent to the end of the last financial period, there were no changes to the issued share capital of the Company.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/6/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$104,761,000	S$173,152,000	S$116,196,000	S$45,600,000

(b) Amount repayable after one year

As at 30/6/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$880,594,000	0	S$901,394,000	S$100,000,000

(c) Any other comments relating to Paragraph 12

Nil.

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

Except as disclosed below, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2001.

During the first half year 2002, the Group has adopted the revised SAS 25 to treat leasehold properties differently from freehold properties under the category of investment properties and also reclassified the hotel from investment property to fixed asset.

Accordingly, an amount of S$27.950 million and S$22.769 million were reclassified from capital reserves and charged against prior years' retained earnings in year 2002 and 2001 respectively. In addition, the Group's share of the hotel's depreciation of S$1.6 million was charged to first half year 2002 and correspondingly to first half year 2001.

Other than disclosed in paragraph 10(c), the effects of the change due to revised SAS 25 are:

	Previous Period 30 June 2001 S$'000
Group's net attributable profit, as previously reported	38,975
Depreciation charge	(2,902)
MI's share of depreciation charge	1,294
	37,367
Reduction in Investment Properties	(184,500)
Increase in Fixed Asset	184,500

BY ORDER OF THE BOARD

Ms Isoo Tan
Company Secretary
16/08/2002